United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

OMB Number 3235-0145
SYNTEC BIOFUEL INC
(Name of Issuer)
Common Shares
(Title of Class of Securities)
87163W 109
(CUSIP Number)
Montilla Capital
7 Abraham de Veerstraat
Willemstad,  Curacao, Netherlands Antilles
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 05, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Montilla Capital Inc

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  2,794,013 common shares

  Shared Voting Power

  Sole Dispositive Power

  2,794,013 common shares

  Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person

  2,794,013 common shares

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  7.95%

  Type of Reporting Person (See Instructions)

  CO

Item 1. Security and Issuer

This Statement relates to Common Shares, with par value of $0.0001, of Syntec Biofuel Inc. (the "Issuer"), a Washington company with its principal executive offices of the Issuer are located at Suite 206 – 388 Drake Street, Vancouver, British Columbia, Canada V6B 6A8.

Item 2. Identity and Background

  Name

  Montilla Capital Inc. (“Montilla”), the entity filing this Schedule 13D, is a British Virgin Islands company.

  Residence or Business Address

  Montilla's principal office is 7 Abraham de Veerstraat, PO Box 840, Willemstad, Curacao, Netherlands Antilles. Montilla’s sole coporate director is Universal Directors Inc. (“Universal”). Univeral is
  incorporated in the British Virgin Islands and its’ administrative address is 7 Abraham de Veerstraat, PO Box 840, Willemstad, Curacao, Netherlands Antilles.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  Montilla’s principal business is as an investment company.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  Neither Montilla nor Universal nor any of the Executive officers or Directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  Neither Montilla nor Universal nor any of the Executive officers or Directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  Citizenship and principal address of each of the executive officers and directors of Unversal are:

  1. d'ABREU de PAULO, Alberto Clodoaldo, born in Curaçao on September 7th 1938, residing at Plantage Klein Kwartier z/n, Curaçao, Netherlands Antilles, of Dutch
  nationality, being the PRESIDENT.

  2. GEERMAN, Edwin Ricardo, born in Aruba on October 11th 1951, residing at Kaya Roi Katochi 66, Curaçao, Netherlands Antilles, of Dutch nationality, being the
  SECRETARY.

  3. d'ABREU de PAULO, Humberto Carlos, born in Curaçao on August 23rd 1964, residing at Dr. Henri Fergusonweg 5, Apt. 8- B, Curacao, Netherlands Antilles, of Dutch
  nationality, being the TREASURER.

  The principal business of each individual is to act as directors of Universal.

Item 3. Source and Amount of Funds or Other Consideration

Monttilla acquired 3,080,000 shares at a fair market value of $0.455, pursuant to an Intellectual Property and Asset Purchase Agreement dated September 28, 2007, between Montilla Capital Inc. and nominees and Issuer, for payment for the acquisition of the assets and co-ownership of the intellectual property.

Montilla disposed of 285,987 common shares on November 5, 2009 to reduce the total holdings to 2,794,013 common shares.

Item 4. Purpose of Transaction

Montilla acquired the shares for investment purposes. Subject to market and business conditions and other factors, Montilla may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares. At present, Montilla contemplates that such additional shares, if any, would also be purchased for investment purposes only.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  none

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  none

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  none

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  none

  Any material change in the present capitalization or dividend policy of the issuer;

  none

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  none

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  none

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  none

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  none

  Any action similar to any of those enumerated above.

  none

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  The aggregate number and percentage of Issuer Common Shares beneficially owned by Montilla are 2,794,013 and 7.95%, respectively.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  Montilla has the sole power to vote and dispose of the 2,794,013 shares of Common Stock deemed to be beneficially owned by it.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Montilla disposed of 285,987 shares of Common Stock on November 5, 2009 in a private transaction.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
November 5, 2009	(285,987)	$0
  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  No other person has the right to receive the proceeds from the sale of the Common Stock held by Montilla.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, neither Montilla nor, to Montilla's knowledge, any of its directors or executive officers has any other contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2009
Date
Montilla Capital Inc.
/s/ Alberto Clodoaldo
Signature
Alberto Clodoaldo
Universal Directors Inc, Director
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)